JSVC, LLC

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

SEPTEMBER 30, 2017

CONFIDENTIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10/1/2016__ AND ENDING __9/30/17__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSVC, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

729 Elepaio St.

(No. and Street)

Honolulu	HI	96816
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Mukai - (808) 931-6464

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane Ste.214A Frankfort	IL	60423
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Mark Mukai__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__JSVC, LLC__ , as
of __September 30__ , 20__17__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None

_____
Signature

__President__
_____
Title



Notary Public _My commission exp. Oct. 12, 2019_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Doc. Description: _Oath or Affirmation_

Doc. Data: _unknown_ No. Pages: _4_

_____   ____
Notary Printed Name   Jud. Circuit

__Catalina M. Uyehara__

JSVC, LLC

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS
    STATEMENT OF FINANCIAL CONDITION
    STATEMENT OF OPERATIONS
    STATEMENT OF CHANGES IN MEMBER'S CAPITAL
    STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION
    COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
    EXEMPTION REPORT



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
JSVC, LLC

We have audited the accompanying financial statements of JSVC, LLC, which comprise the statement of financial condition as of September 30, 2017, and the related statements of operations, changes in member's capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JSVC, LLC as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of JSVC, LLC's financial statements. The supplementary information is the responsibility of JSVC, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 7, 2017

JSVC, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2017

ASSETS

Cash	$	6,035

MEMBER'S CAPITAL

MEMBER'S CAPITAL	$	6,035
TOTAL CAPITAL	$	6,035

The accompanying notes are an integral part of these financial statements.

JSVC, LLC

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2017

EXPENSES
   Miscellaneous expenses | $ | 8,828

   Loss from Operations | $ | (8,828)

        NET LOSS | $ | (8,828)

The accompanying notes are an integral part of these financial statements.


JSVC, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

YEAR ENDED SEPTEMBER 30, 2017


Balance-Beginning of Year	$	6,181
Capital Contribution		8,682
Net Loss		(8,828)
BALANCE-END OF YEAR	$	6,035


The accompanying notes are an integral part of these financial statements.



JSVC, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2017


Cash Flows from Operating Activities		
Net Loss	$	(8,828)
Net Cash Flow Provided (Used) by		
Operating Activities	$	(8,828)
Net Cash Flow Provided (Used) by		
Investing Activities	$	-0-
Cash Flows from Financing Activities		
Contributions	$	8,682
Net Increase (Decrease) in Cash	$	(146)
Cash Balance at September 30, 2016	$	6,181
Cash Balance at September 30, 2017	$	6,035


The accompanying notes are an integral part of these financial statements.


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - JSVC, LLC (the "Company"), a limited liability company, was organized in the state of Delaware on October 24, 2003. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is private placements.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OPERATING AGREEMENT

Various terms, such as restrictions on changes in membership interest, etc., are contained in the operating agreement. Currently, the managing member is the sole member of the Company. Therefore, any events initiated by the managing member should not be restricted by any terms contained in the operating agreement. However, those considering the purchase of membership interests in the Company should read the operating agreement prior to making such an investment.

NOTE 3 - INCOME TAXES

As a limited liability company with only one member, the Company has elected to file as a sole proprietorship for federal income tax purposes. Income taxes are therefore the responsibility of the sole member of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2013.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2017, the Company's net capital and required net capital were $6,035 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0%.

NOTE 5 - RELATED PARTIES

The sole member has provided administrative assistance and other services to the Company without reimbursement.

SUPPLEMENTARY INFORMATION

NOTE: *The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.*

JSVC, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

SEPTEMBER 30, 2017

```
COMPUTATION OF NET CAPITAL
      Total member's capital                        $        6,035
      Deductions:                                               -0-

            NET CAPITAL                              $        6,035


COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
      Minimum net capital requirement (6 2/3%
         of total aggregate indebtedness)           $          -0-


      Minimum dollar net capital requirement        $        5,000


      Net capital requirement                       $        5,000


COMPUTATION OF AGGREGATE INDEBTEDNESS
      Total liabilities                              $          -0-


Percentage of Aggregate Indebtedness to
      Net Capital                                                0%
```

NOTE: There are no material differences between the
        computations above and the computations included
        in the Company's corresponding unaudited Form X-
        17A-5 Part IIA filing.

See accompanying Report of Independent Registered Public Accounting Firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
JSVC, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) JSVC, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which JSVC, LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) JSVC, LLC stated that JSVC, LLC met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2017 without exception. JSVC, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JSVC, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 7, 2017

JSVC LLC
729 ELEPAIO STREET
HONOLULU, HI 96816

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

November 7, 2017

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- JSVC, LLC is a broker/dealer registered with the SEC and FINRA.

- JSVC, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended September 30, 2017.

- JSVC, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  ➢ The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of JSVC, LLC".

- JSVC, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of October 1, 2016 through September 30, 2017 without exception.

- JSVC, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of October 1, 2016 through September 30, 2017.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: _Mark Mukai_

Name and Title: Mark Mukai, CFO and Manager